SCHNEIDER WEINBERGER & BEILLY LLP
2200 Corporate Boulevard, N.W.
Suite 210
Boca Raton, Florida  33431

telephone (561) 362-959
email: jim@swblaw.net

February 18, 2011

'CORRESP'

United States Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C.  20549

Attention:	Lauren Nguyen
J. Nolan McWilliams

Re:	International Paintball Association, Inc. (the “Company”)
Amendment No. 4 to the Registration Statement on Form 10
Filed January 21, 2011
File No. 000-53464

Ladies and Gentlemen:

This firm is counsel for the Company in connection with the above-referenced registration statement.  The Company is in receipt of the staff’s letter of comment dated February 14, 2011 on the above-referenced filing.  Following are the Company’s responses to such comments.  Contemporaneously, the Company has filed Amendment No. 5 to the above referenced registration statement.  Under separate cover we are providing Mr. McWilliams with a marked copy of Amendment No. 5, keyed to these responses.

Item 1.  Business, page 3

1.
We note your response to prior comment 5 and reissue in part.  Please disclose in the second paragraph on page 4 that you are in default on $478,500 of notes payable and, if true, that you have not made arrangements to remedy the default and the noteholders could enforce their rights at any time.

RESPONSE:         The requested additional disclosure has been added.  Please see page 4 of Amendment No. 5.

2.
We note your aspirations with regards to your proposed lines of business.  Please revise the Business section to include the estimated costs and timeframes for each proposed business objective.  For example, provide the estimated costs and timeframes for you to be able to sell and market your products, produce a website and host paintball tournaments.

RESPONSE:         The requested additional disclosure has been added.  Please see pages 3, 5, 6 and 10 of Amendment No. 5.

League-based sanctioning body, page 6

3.
We note disclosure on page 7 which states that you have established the IPA Uniform Rules of Paintball Tournament Play based on other existing paintball association rules.  Please briefly disclose the differences between the rules and explain why participants will require an additional set of rules.

RESPONSE:         The requested additional disclosure has been added.  Please see page 6 of Amendment No. 5.

Competition, page 12

4.
We note new disclosure that certain competitors offer insurance to parks and tournaments.  Please advise what consideration you gave to inclusion of a risk factor addressing the risks to you from liability claims and your decision to acquire or not to acquire liability insurance.  As applicable, revise the Risk Factor section to disclose such risks.

RESPONSE:  Amendment No. 5 has been revised to both add a risk factor and additional disclosure regarding the Company’s intent to seek to obtain general liability insurance for parks and tournaments.  Please see pages 11 and 13.

Item 1A.  Risk Factors, page 13

5.	Please delete “prospectus” from the introductory paragraph as this is not an offering document.

RESPONSE:         This typographical error has been corrected in Amendment No. 5.  Please see page 12.

We Are A Development Stage Business Which is Highly Risky, page 13

6.	Please revise the risk factor to clarify that while you have been organized since 2004, you have limited operations to date and have not generated any revenues.

RESPONSE:  Amendment No. 5 has been revised as requested.  Please see page 12.

We Are A Public Company, page 14

7.	Revise to disclose the approximate annual expenses of being a public reporting company.

RESPONSE:  The Company has added the requested disclosure in both the risk factor in and in Liquidity and Capital Resources.  Please see pages 14 and 21 of Amendment No. 5.

Liquidity and Capital Resources, page 28

8.
We note your disclosure that from December 31, 2009 to September 30, 2010 there has been an approximate 35% increase in current liabilities due to increases in amounts owed to a related party for working capital.  Revise to disclose the name of the related party and reconcile such disclosure with the disclosure on page 27 regarding your related transactions.

RESPONSE:  Amendment No. 5 has been revised to identify the related party and provide the additional disclosure under Certain Transactions.  Please see pages 21 and 27.

Exhibit 10.3

9.	Please provide us with the executed versions of the promissory notes and confirm that no extensions have been entered into.

RESPONSE:                      Pursuant to our discussion with Mr. McWilliams, copies of the executed versions of the promissory notes and related extensions are being provided supplementally to the staff.  Other than the extensions previously entered into, a copy of the form of which was previously filed as part of Exhibit 10.3, there have been no subsequent extensions of these notes.

10.
It appears from this exhibit that you issued common shares to noteholders in connection with these notes.  Please advise why you have not disclosed this share issuance in the recent sales of unregistered securities or confirm that the shares have not been issued.

RESPONSE:  The issuances of the shares of common stock pursuant to the terms of the bridge notes are included in the tables provide under Item 10. Recent Sales of Unregistered Securities appearing on pages 29 and 30 of Amendment No. 5.  The information which appears is this item discloses all issuances of unregistered securities by the Company, and the Company has no obligation to issue securities which it has not otherwise disclosed.

We trust the foregoing sufficiently responds to the staff’s comments.

Sincerely,

/s/ James M. Schneider
James M. Schneider

cc:           Ms. Brenda Webb